Reply Attention of:	David M. Hunter
Direct Phone:	604.641.4963
Direct Fax:	604.646.2634
E-mail:	dmh@bht.com
Our File:	07-3876
Date:	December 22, 2009

BY SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Attention:

Statutory Filings

Dear Sirs/Mesdames:

Re:	Notice of Record Date Under National Instrument 54-101

In accordance with National Instrument 54-101, we hereby give you notice of a meeting of the shareholders for the under-mentioned issuer:

Issuer:	Unbridled Energy Corporation
Security Description:	Common shares
CUSIP #:	904296100
Meeting Type:	Special
Record Date for Notice & Voting:	December 29, 2009
Beneficial Ownership Determination Date:	December 29, 2009
Meeting Date:	February 5, 2010

Yours truly,

Bull, Housser & Tupper LLP

(signed) “David M. Hunter”

David M. Hunter

Copy to

TSX Venture Exchange; Securities Commissions for each of:  Saskatchewan, Manitoba, Nova Scotia and Newfoundland; Registrar of Securities for each of:  Prince Edward Island, Government of the Yukon Territory and Nunavut Territory; Office of the Administrator - New Brunswick; Securities Registry - Government of the Northwest Territories; Autorité des marchés financiers